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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           EOTT ENERGY PARTNERS, L.P.

                                 SEC FILE NUMBER
                                     1-12872

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                           NOTIFICATION OF LATE FILING

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                                  CUSIP NUMBER
                                   294103106

                                  (CHECK ONE):
         [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q

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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Balance sheet information and certain related information

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Part I - Registrant Information

Full Name of Registrant       EOTT Energy Partners, L.P.
Former Name if Applicable


Address of Principal Executive Office (Street and Number)

                              1330 Post Oak Boulevard
                              Suite 2700

City, State and Zip Code

                              Houston, Texas 77056

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Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X]      (b) The subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
             and


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Part III - Narrative

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F or 10-Q, or portion thereof, could not be filed within the prescribed time period.

         In late 1999 the registrant adopted a new computerized marketing and accounting system. The Partnership has been engaged in an extensive review and analysis of the implementation of its new computerized marketing and accounting system, and is investigating certain unresolved systems integration issues.

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Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification

             Lori L. Maddox                713                  993-5209
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                   (NAME)               (AREA CODE)         (TELEPHONE NUMBER)



         (2) Have all other periodic reports
             required (under Section 13 or 15(d)
             of the Securities Exchange Act of
             1934) during the preceding             [X] Yes     [ ] No
             12 months (or for such shorter
             period that the registrant was
             required to file such reports)
             been filed? If answer is no,
             identify report(s).

         (3) Is it anticipated that any
             significant change in results of
             operations from the corresponding
             period for the last fiscal year        [ ] Yes     [X] No
             will be reflected by the earnings
             statements to be included in the
             subject report or portion thereof?

             If so, attach an explanation of
             the anticipated change, both
             narratively and quantitatively,
             and, if appropriate, state the
             reasons why a reasonable estimate
             of the results can not be made.

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